January 6, 2009

Via EDGAR Transmission (and via facsimile)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-9303

Attention: David L. Orlic, Special Counsel

Re:	Quest Software, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 24, 2008
File No. 0-26937

Ladies and Gentlemen:

We respectfully submit this letter in response to the letter dated January 2, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David Cramer, Vice President, General Counsel and Secretary of Quest Software, Inc., a California corporation (the “Company” or “Quest”), relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on December 24, 2008.

In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response thereto.

Proposal 1

Reincorporation of the Company from California to Delaware

The Charter and Bylaws of the Company and Quest (Delaware) Compared and Contrasted, page 11

1.	We note your statement that the reincorporation includes the implementation of certain provisions in the Delaware Certificate and Bylaws that may reduce shareholder participation in certain important corporate decisions and may have anti-takeover implications. Revise your disclosure to specifically identify these provisions and discuss the anti-takeover implications of each one.

The disclosure has been revised in response to the Staff’s comments.

2.

We note that shareholders are being asked to approve the principal terms of the merger agreement between Quest and the Delaware subsidiary. Tell us why you chose only this method of voting, and why shareholders are not allowed to also vote separately on the sections of the charter and bylaws that have the anti-takeover implications identified in response to comment one above.

United States Securities and Exchange Commission

January 6, 2009

We have not provided separate votes for the changes to the Quest (Delaware) charter and bylaws because we believe such unbundling is unnecessary because it’s tantamount to ratifying the Company’s pre-existing charter or bylaws or, if different, either the changes are immaterial or the Company’s Board could presently amend the Company’s bylaws to effect such changes. Thus, consistent with Question 1S of the Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004), such proposals need not be unbundled.

As directed in the Comment Letter, the Company is acknowledging that:

•	Quest is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Quest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please direct your questions or comments regarding the Company’s responses to Nancy Wojtas, Cooley Godward Kronish LLP, at (650) 843-5819 or by facsimile to (650) 849-7000, and to the undersigned at (949) 754-8023 or by facsimile to (949) 754-8999. Thank you for your assistance.

Sincerely,

Quest Software, Inc.

By:	/s/ David P. Cramer
David P. Cramer Vice President, General Counsel and Secretary